FILED PURSUANT TO RULE 433
File No. 333-136432

APPALACHIAN POWER COMPANY

$250,000,000	5.65% Senior Notes, Series O due 2012

PRICING TERM SHEET

Underwriting Agreement dated August 14, 2007

Series O Notes
Designation:	5.65% Senior Notes, Series O, due 2012
Principal Amount:	$250,000,000
Maturity:	August 15, 2012
Coupon:	5.65%
Interest Payment Dates:	Semiannually on February 15 and August 15
First Interest Payment Date:	February 15, 2008
Treasury Benchmark:	UST 4.625% due July 31, 2012
Treasury Price:	$100-17 1/4
Treasury Yield:	4.502%
Reoffer Spread:	119 bps
Yield to Maturity:	5.692%
Price to Public:	99.82%
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 20 basis points
Use of Proceeds:	See Preliminary Prospectus Supplement dated August 14, 2007. We estimate that our construction costs in 2007 will approximate $691 million.
Minimum Denomination:	$1,000
Joint Book-Running Managers:	ABN AMRO Incorporated Barclays Capital Inc. Calyon Securities (USA) Inc.
Settlement Date:	August 17, 2007 (T+3)
CUSIP:	037735 CH8
Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling ABN AMRO Incorporated toll free at 1-888-226-3754; Barclays Capital Inc. toll free at 1-888-227-2275 ext. 2663 or Calyon Securities (USA) Inc. toll free at 1-866-807-6030.